Filed by Convergys Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Convergys Corporation

Form S-4 File No. 333-226708

Below is a joint release sent to employees of both Convergys Corporation and SYNNEX Corporation relating to the transaction

You Have Questions? Answers are coming!!

Greetings Team Members,

Part of the operating philosophy of Concentrix is Visibility – something that has been tough to live up to over the last two months since we announced the deal to acquire Convergys. With two public companies, there are rules and regulations about how we can communicate between the companies and the processes we need to go through for even emailing a large group of staff, including reporting it in public filings. This has greatly limited the normal way we like to engage our staff and do business. We also understand it can be frustrating as more information is always better.

Typically, we would like to be communicating much more about the transaction (and more frequently) than we are able to do now. We understand you have questions about how the transaction is progressing, the dates, timelines of key milestones, what things might change, what will stay the same and why some choices have been made, etc. We are establishing many communications channels that will be available to you after the close to give you real time ability to have any remaining questions answered. So be prepared to receive a ton of information as soon as we close!

Our goal had been to start to integrate the operations day one, and while some small integration work will progress, we have decided to push back the vast majority of the organizational integration until January 2019, including the official rebranding efforts to Concentrix of the Convergys business. We plan to announce a senior leadership organization prior to close that will cover Chris’s direct reports starting day one as well as other key geographic regions and functions that will take effect January 1st. Between the close of the transaction and January 1st, your reporting lines in Concentrix and Convergys will remain as it is today unless otherwise communicated to you specifically by the Integration Management Office or your management. This also applies to the sales organizations, but we will be focused on enabling both sales teams to sell the new combined capabilities day one so not to lose any of the great momentum the teams have!

This gives us a few months of complete transparency with all the teams working together before January to ensure everyone is comfortable with how we are going to progress as one company.

At this time, we expect the transaction to close early October and it’s critical to ensure zero disruption to clients in the seasonally high fourth quarter. Both companies need to finish the year strong with an amazing fourth quarter!

Thank you for the energy and effort you put forward every day to meet the needs and expectations of our clients and their customers. Your focus and commitment will make that happen!

We look forward to coming together soon and continuing our vision of being the greatest engagement services company in the world, rich in diversity and talent!

Shortly, we will be One Team. One Company. One Concentrix.

Sincerely,

Chris and Andre

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX filed an amended registration statement on Form S-4 (File No. 333-226708), declared effective by the SEC on August 28, 2018, which includes a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX.  INVESTORS AND SECURITY HOLDERS OF SYNNEX AND CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436.  Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

Participants in Solicitation

SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX, Convergys and the proposed acquisition of Convergys by SYNNEX.  All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws.  These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company.  These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions.  Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction.  In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements.  These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this report as the result of new information or future events or developments.